William J. Kelly, Jr.
wjkelly@porterwright.com
Porter Wright
Morris & Arthur LLP
41 South High Street
Suites 2800-3200
Columbus, Ohio 43215-6194
Direct: (614) 227-2136
Fax: 614-227-2100
Toll free: 800-533-2794
August 20, 2008
VIA EDGAR AND
VIA FAX (202) 772-9366
Russell Mancuso, Esq.
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

Re:	Neoprobe Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed June 11, 2008 File No. 333-150650
Dear Mr. Mancuso:
On behalf of Neoprobe Corporation (“Neoprobe” or the “Company”), we have filed simultaneously via EDGAR Amendment No. 4 (the “Amendment”) to the above referenced registration statement (the “Registration Statement”), which amendment adds the Company’s second quarter financial information to the prospectus as requested by Mr. Mumford. We have also filed via EDGAR a version of the Registration Statement marked to show the changes made by the Amendment.
This letter is in response to Mr. Mumford’s request that we confirm in writing that the Company does not intended to register alternative shares as indicated in the disclosure on page 4 of pre-effective amendment No. 3 to the Registration Statement. As stated in the Amendment, upon effectiveness the prospectus will cover the resale of up to: (i) 8,333,333 shares of the Company’s Common Stock issuable upon the conversion of the Series B Note; (ii) 8,333,333 shares of the Company’s Common Stock issuable upon and the exercise of the Series X Warrant; and (iii) 3,500,000 shares of Common Stock issuable as interest on the Montaur Notes, for a total of 20,166,666 shares.
We trust that the foregoing response fully addresses the comments received from Mr. Mumford. If you have no further comments or questions, also please so advise the undersigned as soon as possible so that the Company may request acceleration of the effectiveness of the registration statement.
Very truly yours,
/s/ William J. Kelly, Jr.
William J. Kelly, Jr.
WJK
cc:      Mr. Brent L. Larson